SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        AMENDED AND RESTATED SCHEDULE 13D
                                (Amendment No. 6)


                    Under the Securities Exchange Act of 1934

                            Cypress Bioscience, Inc.
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)


                                  2 232674 101
                                 (CUSIP Number)


                    Paramount Capital Asset Management, Inc.
                         c/o Lindsay A. Rosenwald, M.D.
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 554-4300

                                 with a copy to:

                              David R. Walner, Esq.
                    Paramount Capital Asset Management, Inc.
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 554-4372



           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                February 25, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule
13d-1(b)(3) or (4), check the following:     |_|

Check the following box if a fee is being paid with this Statement:
                                             |_|

                               Page 1 of 14 pages

------------------------------                    ------------------------------
CUSIP NO. 2 232674 101        13D                     PAGE 2 OF 14 PAGES
------------------------------                    ------------------------------

------------------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Paramount Capital Asset Management, Inc.
------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a)|_| (b)|_|

------------------------------------------------------------------------------------------
   3    SEC USE ONLY

------------------------------------------------------------------------------------------
   4    SOURCE OF FUNDS* OO (see Item 3 below)

------------------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)
                                                                                |_|
------------------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

------------------------------------------------------------------------------------------
                                 7    SOLE VOTING POWER
                                      None
          NUMBER OF
           SHARES
        BENEFICIALLY
          OWNED BY
            EACH
          REPORTING
           PERSON
            WITH


                             -------------------------------------------------------------
                                 8    SHARED VOTING POWER
                                      5,530,468
                             -------------------------------------------------------------
                                 9    SOLE DISPOSITIVE POWER
                                      None
                             -------------------------------------------------------------
                                10    SHARED DISPOSITIVE POWER
                                      5,530,468
------------------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        5,530,468

------------------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                                |_|
------------------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        15.9%

------------------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*
        CO

------------------------------------------------------------------------------------------

------------------------------                    ------------------------------
CUSIP NO. 2 232674 101        13D                     PAGE 3 OF 14 PAGES
------------------------------                    ------------------------------

------------------------------------------------------------------------------------------
   1    NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Aries Domestic Fund, L.P.
------------------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                             (a)|_|  (b)|_|
------------------------------------------------------------------------------------------
   3    SEC USE ONLY

------------------------------------------------------------------------------------------
   4    SOURCE OF FUNDS* OO (see Item 3 below)

------------------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)
                                                                                |_|
------------------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

------------------------------------------------------------------------------------------
                                 7    SOLE VOTING POWER
                                      None
          NUMBER OF
           SHARES
        BENEFICIALLY
          OWNED BY
            EACH
          REPORTING
           PERSON
            WITH


                             -------------------------------------------------------------
                                 8    SHARED VOTING POWER
                                      1,737,117
                             -------------------------------------------------------------
                                 9    SOLE DISPOSITIVE POWER
                                      None
                             -------------------------------------------------------------
                                10    SHARED DISPOSITIVE POWER
                                      1,737,117
------------------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,737,117

------------------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                                |_|
------------------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        5.0%

------------------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*
        PN

------------------------------------------------------------------------------------------

------------------------------                    ------------------------------
CUSIP NO. 2 232674 101        13D                     PAGE 4 OF 14 PAGES
------------------------------                    ------------------------------

------------------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       The Aries Trust
------------------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                             (a)|_| (b)|_|
------------------------------------------------------------------------------------------
  3    SEC USE ONLY

------------------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*
       OO (see Item 3 below)

------------------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) or 2(e)
                                                                                |_|
------------------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       Cayman Islands

------------------------------------------------------------------------------------------
                                 7    SOLE VOTING POWER
                                      None
          NUMBER OF
           SHARES
        BENEFICIALLY
          OWNED BY
            EACH
          REPORTING
           PERSON
            WITH


                             -------------------------------------------------------------
                                 8    SHARED VOTING POWER
                                      3,791,351
                             -------------------------------------------------------------
                                 9    SOLE DISPOSITIVE POWER
                                      None
                             -------------------------------------------------------------
                                10    SHARED DISPOSITIVE POWER
                                      3,793,351
------------------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       3,793,351

------------------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                                |_|
------------------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       10.9

------------------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON* OO (see Item 2)

------------------------------------------------------------------------------------------

------------------------------                    ------------------------------
CUSIP NO. 2 232674 101        13D                     PAGE 5 OF 14 PAGES
------------------------------                    ------------------------------

------------------------------------------------------------------------------------------
   1    NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Lindsay A. Rosenwald, M.D.
------------------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                (a)|_|
                                                                                (b)|_|
------------------------------------------------------------------------------------------
   3    SEC USE ONLY

------------------------------------------------------------------------------------------
   4    SOURCE OF FUNDS* OO (see Item 3 below)

------------------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)
                                                                                |_|
------------------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        United States

------------------------------------------------------------------------------------------
                                 7    SOLE VOTING POWER
                                      None
          NUMBER OF
           SHARES
        BENEFICIALLY
          OWNED BY
            EACH
          REPORTING
           PERSON
            WITH
                             -------------------------------------------------------------
                                 8    SHARED VOTING POWER
                                      5,530,468
                             -------------------------------------------------------------
                                 9    SOLE DISPOSITIVE POWER
                                      None
                             -------------------------------------------------------------
                                10    SHARED DISPOSITIVE POWER
                                      5,530,468
------------------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        5,530,468

------------------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                                |_|
------------------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        15.9%

------------------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*
        IN

------------------------------------------------------------------------------------------

Item 1.     Security and Issuer.

      (a)   Common Stock, $.001 par value ("Shares")

            Cypress Bioscience, Inc. (the "Issuer")
            4350 Executive Drive, Suite 325
            San Diego, CA 92121
            (619) 452-2323

Item 2.     Identity and Background.

      Names of Persons Filing:

      (a)   This  statement  is filed  on  behalf  of  Paramount  Capital  Asset
            Management, Inc. ("Paramount Capital"), Aries Domestic Fund, L.P. ("Aries Domestic"), The Aries Trust ("Aries Trust") and Lindsay A. Rosenwald, M.D. ("Dr. Rosenwald" and collectively, "Reporting Parties"). See attached Exhibit A which is a copy of their agreement in writing to file this statement on behalf of each of them.

      (b) Paramount Capital's, Aries Domestic's and Dr. Rosenwald's business address is 787 Seventh Avenue, 48th Floor, New York, New York, 10019. The business address for Aries Trust is c/o MeesPierson (Cayman) Limited, P.O. Box 2003, British American Centre, Phase 3, Dr. Roy's Drive, George Town, Grand Cayman.

      (c) Dr. Rosenwald is an investment banker, venture capitalist, fund manager and sole shareholder of Paramount Capital/1/ a Subchapter S corporation incorporated in Delaware. Paramount Capital is the General Partner of Aries Domestic/2/ a limited partnership incorporated in Delaware. Paramount Capital is the Investment Manager to Aries Trust/3/ a Cayman Islands Trust.

--------

      /1/ Please see attached Exhibit B indicating the executive officers and directors of Paramount Capital and providing information called for by Items 2-6 of this statement as to said officers and directors. Exhibit B is herein incorporated by reference.

      /2/ Please see attached Exhibit C indicating the general partner of Aries Domestic and the general partner's executive officers and directors and providing information called for by Items 2-6 of this statement as to said general partners, officers and directors. Exhibit C is herein incorporated by reference.

      /3/ Please see attached Exhibit D indicating the investment manager of the Aries Trust and the investment manager's executive officers and directors and providing information called for by Items 2-6 of this statement as to said investment manager and officers and directors. Exhibit D is herein incorporated by reference.

      (d) Dr. Rosenwald, Paramount Capital, Aries Domestic and Aries Trust and their respective officers, directors, general partners, investment managers, or trustees have not, during the five years prior to the date hereof, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) Dr. Rosenwald, Paramount Capital, Aries Domestic and Aries Trust and their respective officers, directors, general partners, investment managers, or trustees have not been, during the five years prior to the date hereof, parties to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

      (f)   Dr. Rosenwald is a citizen of the United States.

Item 3.     Source and Amount of Funds or Other Consideration.

            Since January 28, 1998, the date of Amendment No. 5 ("Amendment No. 5") to the original statement on Schedule 13D (the "Original Statement"), the Aries Domestic used its general funds to make certain open market acquisitions of the securities of the Issuer and the Aries Trust used its general funds to make certain open market acquisitions of the securities of the Issuer as more fully set forth in Item 5.

Item 4.     Purpose of Transaction.

            The Reporting Parties acquired shares of Common Stock and Warrants of the Issuer as an investment in the Issuer.

            Although the Reporting Parties have not formulated any definitive plans, they may from time to time acquire, or dispose of, Common Stock and/or other securities of the Issuer if and when they deem it appropriate. The Reporting Parties may formulate other purposes, plans or proposals relating to any of such securities of the Issuer to the extent deemed advisable in light of market conditions, investment policies and other factors.

            Except as indicated in this Schedule 13D, the Reporting Parties currently have no plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of
            Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

            (a) As of February 26, 1998, Dr. Rosenwald and Paramount Capital, through acquisition of the shares by the Aries Trust and Aries Domestic, beneficially owned 5,530,468 shares or 15.9% of the Issuer's securities and Aries Domestic and the Aries Trust beneficially owned as follows:

                                                Amount Owned
                                                ------------
                  Aries Domestic                1,737,117 Shares
                  Aries Trust                   3,793,351 Shares

            (b) Dr. Rosenwald and Paramount Capital share the power to vote or to direct the vote, to dispose or to direct the disposition of those shares owned by each of Aries Domestic and Aries Trust.

            (c) The following purchases were made by Aries Domestic in the open market in the sixty days prior to February 26, 1998:

                  Date                    Amount            Price
                  ----                    ------            -----
                  01/30/98                 8,300            2.934
                  02/02/98                 8,500            2.794
                  02/03/98                13,600            2.613
                  02/04/98                 5,000            2.625
                  02/06/98                 5,000            2.625
                  02/10/98                11,600            2.603
                  02/12/98                10,000            2.734
                  02/13/98                 3,300            2.813
                  02/17/98                13,300            2.781
                  02/17/98                 6,700            2.688
                  02/18/98                10,000            2.735
                  02/23/98                 6,700            2.625
                  02/24/98                 3,300            2.719
                  02/25/98                 3,300            2.625
                  02/25/98                 6,600            2.656
                  02/25/98                 6,600            2.688

                  The following purchases were made by Aries Trust in the open market in the sixty days prior to February 26, 1998

                  Date                    Amount            Price
                  ----                    ------            -----
                  01/30/98                 8,300            2.934
                  02/02/98                 8,500            2.794
                  02/03/98                13,600            2.613
                  02/04/98                 5,000            2.625
                  02/06/98                 5,000            2.625
                  02/10/98                11,600            2.603
                  02/12/98                10,000            2.734
                  02/13/98                 3,300            2.813
                  02/17/98                13,300            2.781

                  02/17/98                 6,700            2.688
                  02/18/98                10,000            2.735
                  02/23/98                 6,700            2.625
                  02/24/98                 3,300            2.719
                  02/25/98                 3,300            2.625
                  02/25/98                 6,600            2.656
                  02/25/98                 6,600            2.688

            Other than as set forth herein the Reporting Parties have not engaged in any transactions in the Common Stock of the Issuer since the last filing.

            (d) & (e) Not applicable.


Item 6.     Contracts, Arrangements, Understandings or
            Relationships
            with respect to Securities of the Issuer

            Paramount Capital is the investment manager of the Aries Trust and the General Partner of Aries Domestic and in such capacities has the authority to make certain investment decisions on behalf of such entities, including decisions relating to the securities of the Issuer. In connection with its investment management duties, Paramount Capital receives certain management fees and performance allocations from the Aries Trust and Aries Domestic. Dr. Rosenwald is the sole shareholder of Paramount Capital. Except as indicated in this 13D and exhibits, there is no contract, arrangement, understanding or relationship between the Reporting Parties and any other person, with respect to any securities of the Issuer.

Item 7.     Material to be Filed as Exhibits:

Exhibit A - Copy of an Agreement between Dr. Rosenwald, Paramount Capital, Aries
            Domestic and Aries Trust to file this Statement on Schedule 13D on behalf of each of them.

Exhibit B - List of executive  officers and  directors of Paramount  Capital and information called for by Items 2-6 of this statement relating to said officers and directors.

Exhibit C - List of  executive  officers  and  directors  of Aries  Domestic and information called for by Items 2-6 of this statement relating to said officers and directors.

Exhibit D - List  of  executive  officers  and  directors  of  Aries  Trust  and information called for by Items 2-6 of
            this statement relating to said officers and directors.


                                   SIGNATURES


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.

Dated:      February 26, 1998
            New York, NY            By /s/ Lindsay A. Rosenwald, M.D.
                                       ------------------------------
                                       Lindsay A. Rosenwald, M.D.
                                       President


                                    ARIES DOMESTIC FUND
                                    By Paramount Capital Asset Management, Inc.
                                       General Partner

Dated:      February 26, 1998
            New York, NY            By /s/ Lindsay A. Rosenwald, M.D.
                                       ------------------------------
                                       Lindsay A. Rosenwald, M.D.
                                       President


                                    THE ARIES TRUST
                                    By Paramount Capital Asset Management, Inc.
                                       Investment Manager

Dated:      February 26, 1998
            New York, NY            By /s/ Lindsay A. Rosenwald, M.D.
                                       ------------------------------
                                       Lindsay A. Rosenwald, M.D.
                                       President


Dated:      February 26, 1998
            New York, NY            By /s/ Lindsay A. Rosenwald, M.D.
                                       ------------------------------
                                       Lindsay A. Rosenwald, M.D.

                                   EXHIBIT A

                                   AGREEMENT

                         JOINT FILING OF SCHEDULE 13D


            The undersigned hereby agrees to jointly prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersigned's ownership of securities of Cypress Bioscience, Inc., and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned.


                                     PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.

Dated:      February 26, 1998
            New York, NY             By /s/ Lindsay A. Rosenwald. M.D.
                                        ------------------------------
                                        Lindsay A. Rosenwald, M.D.
                                        President


                                     ARIES DOMESTIC FUND, L.P.
                                     By Paramount Capital Asset Management, Inc.
                                        General Partner

Dated:      February 26, 1998
            New York, NY             By /s/ Lindsay A. Rosenwald M.D.
                                        ------------------------------
                                        Lindsay A. Rosenwald, M.D.
                                        President


                                     THE ARIES TRUST
                                     By Paramount Capital Asset Management, Inc.
                                        Investment Manager

Dated:      February 26, 1998
            New York, NY             By /s/ Lindsay A. Rosenwald, M.D.
                                        ------------------------------
                                        Lindsay A. Rosenwald, M.D.
                                        President

Dated:      February 26, 1998
            New York, NY             By /s/ Lindsay A. Rosenwald, M.D.
                                        ------------------------------
                                        Lindsay A. Rosenwald, M.D.

                                    EXHIBIT B

      The name and principal occupation or employment, which in each instance is with Paramount Capital Asset Management, Inc. ("Paramount Capital") located at 787 Seventh Avenue, 48th Floor, New York, New York, 10019, of each executive officer and director of Paramount Capital is as follows:

                                                     PRINCIPAL OCCUPATION
      NAME                                               OR EMPLOYMENT
      ----                                               -------------

Lindsay A. Rosenwald, M.D.                            Chairman of the
                                                      Board, President of
                                                      Paramount Capital
                                                      Asset Management,
                                                      Inc., Paramount
                                                      Capital Investments,
                                                      LLC and Paramount
                                                      Capital, Inc.

Peter Morgan Kash                                     Director of
                                                      Paramount Capital
                                                      Asset Management,
                                                      Inc., Senior Man-
                                                      aging Director, Par-
                                                      amount Capital, Inc.

Dr. Yuichi Iwaki                                      Director of
                                                      Paramount Capital
                                                      Asset Management,
                                                      Inc., Professor,
                                                      University of South-
                                                      ern California
                                                      School of Medicine


Item 2.

      During the five years prior to the date hereof, none of the above persons (to the best of Paramount Capital's knowledge) was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

      Please refer to Items 3-6 herein reporting the beneficial ownership.

                                    EXHIBIT C

      The name and principal occupation or employment, which is located at 787 Seventh Avenue, 48th Floor, New York, New York, 10019, of the General Partner of Aries Domestic is as follows:

                                                     PRINCIPAL OCCUPATION
      NAME                                               OR EMPLOYMENT
      ----                                               -------------

Paramount Capital Asset Management, Inc.                 General Partner;
                                                         Investment Manager

      Exhibit B is hereby incorporated by reference.

Item 2.

      During the five years prior to the date hereof, the above person (to the best of Aries Domestic's knowledge) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

      Please refer to Items 3-6 herein reporting the beneficial ownership.

                                   EXHIBIT D

      The name and principal occupation or employment, which in each instance is with The Aries Trust ("Aries Trust") located at 787 Seventh Avenue, 48th Floor, New York, New York, 10019, of each executive officer and director of Aries Trust is as follows:

                                                      PRINCIPAL OCCUPATION
      NAME                                               OR EMPLOYMENT
      ----                                               -------------

Paramount Capital Asset Management, Inc.                  Investment
                                                          Manager

MeesPierson (Cayman) Limited                              Trustee

      Exhibit B is hereby incorporated by reference.

Item 2.

      During the five years prior to the date hereof, neither of the above persons (to the best of Aries Trust's knowledge) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

      Please refer to Items 3-6 herein reporting the beneficial ownership.